Antisoma plc

Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

ANTISOMA

Exemption number: 82-34926

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.


06010385

Thursday 12 January 2006

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully
For and on behalf Antisoma plc

1/23

Name: KATHERINE HARRISON
Title: COMMUNICATIONS MANAGER


ANTISOMA

Payment of Directors' Fees in Shares

London, UK, 6 January 2006 - The Chairman of the Board of Antisoma plc and three other Non-Executive Directors have taken part of their fees for the quarter ended 31 December 2005 in shares pursuant to resolutions of the Board of Directors dated 14 September 2004 and subsequently.

The newly issued shares were issued at a price of 19.375p per share, being the mid-market closing price on the last trading day of the quarter (30 December 2005). The relevant Directors have agreed not to dispose of the shares allotted to them for a minimum period of one year.

The allotments and total holdings following these allotments are shown below.

Director	Allotted 05-Jan-06	Total Holding	Percentage of Issued ordinary shares
Barry Price	13,548	593,077	0.16%
Grahame Cook	18,709	330,055	0.09%
Michael Pappas	14,516	445,545	0.12%
Dale Boden	14,516	555,759*	0.15%

* Mr Boden's total holding includes a beneficial interest totalling 538,469 ordinary Antisoma shares held by BF Capital, BFC III Ltd and by The Sentinel I Trust.

Application will be made to the London Stock Exchange and the UK Listing Authority for the admission of the 61,289 new ordinary shares of 1p each. The total number of ordinary shares in the Company in issue and admitted to the Official List following the above allotments will be 369,795,537.

The shares when issued will rank pari passu with the Company's existing ordinary shares.

Enquiries:

Raymond Spencer, CFO +44 (0)20 8799 8200
Antisoma plc

Mark Court/ Lisa Baderoon/ +44 (0)20 7466 5000
Rebecca Skye Dietrich
Buchanan Communications

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline.
Please visit www.antisoma.com for further information about Antisoma.

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